Exhibit 1.01

Broadcom Inc.
Conflict Minerals Report
For The Calendar Year Ended December 31, 2024
This Conflict Minerals Report (this “Report”) of Broadcom Inc. for the calendar year ended December 31, 2024 (the “Reporting Period”) is filed in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”), and pursuant to the Company’s Specialized Disclosure Report on Form SD (“Form SD”) for the Reporting Period filed with the Securities and Exchange Commission (the “SEC”). The Rule imposes certain reporting and disclosure obligations on SEC registrants for conflict minerals that are necessary to the functionality or production of a product manufactured or contracted to be manufactured by the registrant. Conflict minerals are currently defined as cassiterite, columbite-tantalite, gold, wolframite and their derivatives, which are limited to tin, tantalum and tungsten (collectively, “3TG”).
In accordance with the Rule, Broadcom conducted due diligence on the source and chain of custody of the 3TG necessary to the functionality or production of the products Broadcom manufactured, or contracted to manufacture, in order to ascertain whether the 3TG originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”) and financed or benefited armed groups in any of these countries. Broadcom’s due diligence measures are described in this Report. References in this Report to “Broadcom,” the “Company,” “we” or “our” refer to Broadcom Inc. and its subsidiaries, on a consolidated basis, unless otherwise indicated or the context otherwise requires.
Company and Product Overview
Broadcom is a global technology leader that designs, develops and supplies a broad range of semiconductor and infrastructure software solutions. We develop semiconductor devices with a focus on complex digital and mixed signal complementary metal oxide semiconductor based devices and analog III-V based products. We offer thousands of products that are used in end products such as enterprise and data center networking, including artificial intelligence networking and connectivity, home connectivity, set-top boxes, broadband access, telecommunication equipment, smartphones and base stations, data center servers and storage systems, factory automation, power generation and alternative energy systems, and electronic displays.
Our infrastructure software solutions help enterprises simplify their information technology environments so they can increase business velocity and flexibility, and enable customers to plan, develop, deliver, automate, manage and secure applications across mainframe, distributed, edge, mobile, and private and hybrid cloud platforms. Our portfolio of infrastructure and security software is designed to modernize, optimize, and secure the most complex private and hybrid cloud environments, enabling scalability, agility, automation, insights, resiliency and security, making it easy for customers to run their mission-critical workloads. We also offer mission-critical fibre channel storage area networking products and related software in the form of modules, switches and subsystems incorporating multiple semiconductor products.
Design of Conflict Minerals Due Diligence Program
Broadcom’s due diligence framework with regards to conflict minerals, which is summarized below, conforms to the Organization for Economic Co-operation and Development (“OECD”) Guidance for Responsible Supply Chains for Minerals from Conflict-Affected and High Risk Areas and the Supplements on Tin, Tantalum and Tungsten and on Gold.

Step 1 - Establish strong company management systems
•Adopt a Conflict Minerals Policy and make it publicly available on our website (https://www.broadcom.com/company/corporate-responsibility/supplier-responsibility).
•Establish an internal conflict minerals team, led by our Global Quality organization, to implement our Conflict Minerals Policy and report program activities to executive management on a regular basis.
•Establish a public email address (conflict.minerals@broadcom.com) for general inquiries.
•Establish a grievance mechanism to enable employees, suppliers and stakeholders to report any concerns and violations.
•Maintain records relating to our conflict minerals due diligence program pursuant to our internal document retention policy.
•Utilize the Conflict Minerals Reporting Template (“CMRT”) (a standardized reporting template developed by the Responsible Minerals Initiative (“RMI”)) to identify smelters and refiners (“SORs”) that process the necessary 3TG contained in our products.
Step 2 - Identify and assess risks in the supply chain
•Survey our supply chain using the CMRT, requesting identified direct suppliers to identify SORs and country of origin of the 3TG.
•Contact suppliers who returned the CMRT that require follow-up based on internally defined criteria.
•Compare our final SORs list against the list of SORs maintained by RMI to identify which SORs are considered “conformant” under RMI’s Responsible Minerals Assurance Process (“RMAP”).
Step 3 - Design and implement a strategy to respond to identified risks
•Devise a risk management plan to respond to identified risks in the event that Broadcom’s due diligence process identifies SORs in the supply chain to be sourcing or processing 3TG from the Covered Countries and that are not RMAP conformant.
•Perform risk mitigation efforts by encouraging suppliers to purchase materials from SORs that are conformant with the RMAP assessment protocols and implement due diligence measures under our Conflict Minerals Policy.
•Contact SORs who are not RMAP conformant, whose email contact information are available from RMI, to participate in an independent third-party audit program to demonstrate conformance with the RMAP assessment protocols.
•Provide status reports, including progress on our due diligence steps, to our senior management regularly.
Step 4 - Independent third-party audit of supply chain due diligence practices
•As Broadcom does not source directly from 3TG processing facilities, we rely on RMI to coordinate independent third-party audits on SORs.

•Broadcom supports the development of a range of tools and resources used in our conflict minerals due diligence program, including the RMAP, the CMRT, Reasonable Country of Origin Inquiry (“RCOI”) data and a range of guidance documents on 3TG sourcing through our membership with RMI.
Step 5 - Report annually on supply chain due diligence
•In accordance with the Rule, Broadcom files a Form SD and a conflict minerals report with the SEC on an annual basis. This Report is also available on our website (https://www.broadcom.com/company/corporate-responsibility/supplier-responsibility). The contents of any website referenced in this Report are not a part of this Report.
Description of Due Diligence Measures Performed
During the Reporting Period, Broadcom completed the following due diligence steps:
•Sent our Conflict Minerals Policy to suppliers to communicate Broadcom’s goal and expectations of them to cooperate in providing due diligence information and to encourage suppliers to purchase materials from SORs that are RMAP-conformant, and requested that suppliers return a completed CMRT.
•Contacted suppliers who returned the CMRT that require follow-up based on internally defined criteria.
•Compared our final SORs list (compiled based on information received from our suppliers) against the list of SORs maintained by RMI and/or London Bullion Market Association to identify which SORs are RMAP conformant or active.
•Sent SORs who are not RMAP conformant, whose email contact information are available from RMI, RMI’s standard smelter engagement letter that invited them to commence their participation in an independent third-party audit program to demonstrate their compliance with the RMAP assessment protocols.
•Provided status reports, including progress on our due diligence steps, to our senior management regularly and at least once a quarter.
Results of Our Due Diligence Measures
Because Broadcom uses 3TG materials in many of its hardware products, it is therefore “downstream” in the 3TG supply chain. Due to the nature of our supply chain, we do not typically have a direct relationship with 3TG SORs. Our manufacturing operations employ a wide variety of semiconductors, electromechanical components and raw materials that are also supplied by other downstream companies in the supply chain.
Our due diligence process involves seeking data from our relevant suppliers, and these suppliers also seek similar information from their supply chain in order to identify the sources for the 3TG in our products. We rely on the good faith efforts of our supply chain to provide accurate and complete data. We also depend largely on information obtained by RMI through their independent third-party audit programs. We achieved a response rate of 100% for our supply chain survey.
We then compared SORs declared by our suppliers against the list of SORs maintained by RMI and/or London Bullion Market Association, and, if available, we obtained countries of origin information of the 3TGs from RMI.

As of December 31, 2024, we had 219 SORs that were potentially in our 2024 supply chain, of which 214 SORs were included in the RMAP list as “conformant,” and 5 SORs were identified as “active” in the RMAP list as they were at various stages of the audit cycle in RMAP.
Many of our suppliers sourced 3TG from a variety of upstream sources and provided information to Broadcom on an aggregated, company-wide level, rather than a product or component level. Due to the fungible nature of these materials, we understand that these suppliers were unable to trace the 3TG that they source into the products provided to any particular customer (including Broadcom). In addition, some of our suppliers were unable to identify the SORs that processed some of the 3TG supplied to them. As a result, we were unable to fully determine the country of origin of the necessary 3TG materials that were contained in the products we manufactured or contracted to manufacture during the Reporting Period.
Steps Taken or To Be Taken to Mitigate Risk and Improve Due Diligence
For the next reporting period, we intend to continue to take steps to further mitigate the risk that the conflict minerals that are necessary to the functionality or production of our products could finance or benefit armed groups in the Covered Countries. These steps include:
•Working with relevant suppliers to use and/or update their conflict minerals reporting template with the latest CMRT and monitoring our list of SORs against the list of SORs maintained by RMI.
•Continuing to refine our conflict minerals due diligence program to improve the quality of the data received from our reasonable due diligence efforts.
•Continuing to work with suppliers and others on industry-wide solutions to source from RMAP-conformant SORs.
•Extending RCOI and due diligence measures to our recently acquired entities and businesses.
Forward-Looking Statements
This Report contains forward-looking statements concerning Broadcom. In some cases, you can identify these statements by words such as “will,” “expect,” “believe,” “intend,” and similar words, phrases or expressions. These forward-looking statements involve risks, uncertainties and other factors (such as whether our efforts to improve the due diligence process will be effective) that may cause actual results, performance or achievements to differ materially from those contained in the forward-looking statements. Accordingly undue reliance should not be placed on such statements. These forward-looking statements should be considered in light of the uncertainties that affect our business under the heading “Risk Factors” in our Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q. We undertake no intent or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.
4